Exhibit 99.4

NICE Actimize Provides Financial Services Organizations a
Quick and Effective Response to the CARES Act with the Introduction of KYC Xpress

The new KYC Xpress cloud solution empowers financial institutions to expedite
Know-Your-Customer processes to address an unprecedented influx in loan applications using advanced automation

Hoboken, NJ, April 14, 2020 – Due to provisions in the recently enacted CARES Act, financial services organizations are facing an unprecedented influx of loan applications and the need to expedite Know-Your-Customer (KYC) operations and procedures, which are often manual and time consuming. To effectively address this critical need, NICE Actimize (Nasdaq: NICE), the leader in Autonomous Financial Crime Management, announces the launch of KYC Xpress, a cloud solution which automates manual KYC procedures, dramatically increasing the speed of KYC processes by more than 80 percent.

Labor intensive KYC checks that are required to be performed on loan applicants are generally done manually and require multiple steps. NICE Actimize KYC Xpress automates these processes – enabling teams to quickly perform KYC checks with confidence, reducing many hours of manual steps to minutes and minimizing errors by up to 40 percent. In addition to cost savings, NICE Actimize KYC Xpress provides a clear audit report, time-stamped for proof of compliance.

Powered by the cloud, the NICE Actimize KYC Xpress solution provides organizations with the ability to perform a single search across a comprehensive variety of global data sources, quickly returning the intelligence needed to enrich customer profiles. Intelligently orchestrating the aggregation of data from global sanctions, PEP, adverse media, corporate ownership and enforcement lists, NICE Actimize’s KYC Xpress enables organizations to adhere to KYC regulations and rapidly respond to their customers’ immediate, critical needs.

“Because of the CARES Act’s requirement to process loans expediently, it is NICE Actimize’s priority to reduce the burden on our customers’ operational needs,” said Craig Costigan, CEO, NICE Actimize. “KYC teams are currently inundated with loan applications and are challenged to accomplish a massive amount of work in a reduced timeframe. Whether a firm’s loan applicant is a new or existing customer, KYC Xpress provides the automation and power of global data sources for quick and accurate customer decisioning.”

For more information, join this upcoming webinar series:
•	“COVID-19 and CARES: Navigating the New AML and Fraud Dynamics,” register here.

For more information on NICE Actimize’s KYC Xpress and its benefits, please click here.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the world's leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. https://www.nice.com.

Corporate Media Contact
Cindy Morgan-Olson, 551-256-5202, cindy.morgan-olson@niceactimize.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.